Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 85 000 000 359

LEVEL 2, 44 MARTIN PLACE [redacted]
SYDNEY NSW [redacted]
GPO [redacted]
SY [redacted]
AU [redacted]
TEL
TEL
FAX

02049063

02 AUG -6 AM 11:27

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	2 August, 2002
SUBJECT:	12g3-2(b) Exemption Number: 82-1565
No of Pages:	25 pages (including cover sheet)

SUPPL

82-1565

Euroconvertible Bonds Redemption

Please see attached copy of an announcement released to the Australian Stock Exchange on Thursday 1 August 2002.

Yours sincerely

PROCESSED
AUG 08 2002
P THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

dlo 8/6

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

1 August 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Burns Philp Treasury (Europe) BV 5½ % Guaranteed Subordinated Debt Bonds (and attached Conversion Bonds of Burns, Philp & Company Limited)(the 'Euro Convertible Bonds')

In accordance with Listing Rule 3.1.3 we enclose copy of an announcement being made today to the London Stock Exchange's Regulatory News Service in relation to the redemption of the Burns Philp Group's Euro Convertible Bonds. A copy of the Notice to Deutsche Trustee Company (the Trustee) and to the Euro Convertible Bondholders is also enclosed.

Yours sincerely

HELEN GOLDING
Company Secretary

FOR IMMEDIATE RELEASE

Burns Philp Treasury (Europe) BV 5½% Guaranteed Subordinated Debt Bonds (and attached Conversion Bonds of Burns, Philp & Company Limited)(the "Euro Convertible Bonds")

Please be advised that Burns Philp Treasury (Europe) BV will redeem all of its outstanding Euro Convertible Bonds with an aggregate face value of US $98.3 million in accordance with their terms of issue on September 9, 2002. Upon redemption all of the Euroconvertible Bonds will be cancelled.

A copy of the Notice to the Trustee and Bondholders is available for inspection on the Burns, Philp & Company Limited website at www.burnsphilp.com

BURNS PHILP TREASURY (EUROPE) B.V.

(incorporated under the laws of the Netherlands with registered number 33256930 (the "Issuer")

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF BONDHOLDERS. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY ARE RECOMMENDED TO SEEK INDEPENDENT FINANCIAL ADVICE FROM THEIR OWN APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISERS IMMEDIATELY.

NOTICE

to Deutsche Trustee Company Limited ("the Trustee") and the holders (the "Bondholders") of the following series of the Issuer's debt securities

Debt Securities	Principal Amount Outstanding	CUSIP Number
$5^1/_2$ Guaranteed Subordinated Convertible Bonds due 2004 – Reg S	$93,165,000	N17338AA7
$5^1/_2$ Guaranteed Subordinated Convertible Bonds due 2004 – 144A	$5,160,000	122398AA8

Capitalised terms not defined herein shall have the meanings attributed to them in the Trust Deed referred to below.

This Notice is sent to the Trustee and to holders of each series of the debt securities described in the table above (together, the "**Debt Bonds**") issued by the Issuer in accordance with the terms of a trust deed dated 24 March 1994 (the "**Trust Deed**") entered into by the Issuer, Burns, Philp & Company Limited (the "**Guarantor**") and the Trustee.

The purpose of this Notice is to inform all Bondholders of the Issuer's intention to redeem the Debt Bonds in accordance with the terms of the Trust Deed and to provide Bondholders with information relevant to the redemption procedure, including details of the Bondholders' rights on or prior to redemption.

Notice of Redemption and Redemption Price

In accordance with Condition 8(B)(i) of Schedule 1 to the Trust Deed, the Issuer hereby irrevocably gives notice that **all of the Debt Bonds shall be redeemed on 9 September**

2002 (the "**Redemption Date**") at their principal amount (together with interest accrued to the Redemption Date).

In accordance with Condition 8(B)(iii) of Schedule 1 to the Trust Deed, this Notice is given not less than 30 days nor more than 60 days prior to the Redemption Date and is irrevocable.

This Notice has been mailed to the respective addresses of Bondholders in the register of Bondholders maintained by the Registrar, Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), and **shall be deemed to have been given on 8 August 2002** being the seventh day after being mailed to Bondholders.

Denomination

Each Debt Bond was issued in the denomination of U.S. $5,000 and each Conversion Bond is in the denomination of U.S. $5,000 paid up as to U.S. $0.01 upon issue.

Exercise of Conversion Rights

Bondholders are notified that they are entitled to exercise Conversion Rights under Condition 7 of Schedule 1 to the Trust Deed. In short, each Bondholder has the right to require the Issuer to redeem Debt Bonds held by that Bondholder at their principal amount and apply the proceeds in paying up in full the relative Conversion Bonds (and in paying to the Guarantor for its own use and account a commission of U.S.$0.01 per U.S.$5,000 principal amount of the Conversion Bonds to be paid up) whereupon the Guarantor will redeem the relevant Conversion Bonds at their principal amount and, on behalf of the relevant Bondholder, apply the proceeds of such redemption in the subscription of fully paid ordinary shares in the Guarantor (the "**Ordinary Shares**").

The price at which Ordinary Shares will be subscribed and issued upon conversion (the "**Conversion Price**") is **A$3.90**. The number of Ordinary Shares to be issued upon conversion of a Conversion Bond will be determined by dividing the principal amount of the Debt Bond delivered for conversion of the relative Conversion Bond and redeemed (translated into Australian dollars at the fixed rate of A$1.4098 = U.S.$1.00) by the Conversion Price in effect on the Exercise Date.

The number of Ordinary Shares issued on exercise of Conversion Rights in respect of each Conversion Bond (including any Ordinary Shares to be issued pursuant to Condition 7(C)(i)) is 1,807 Ordinary Shares.

Fractions of an Ordinary Share will not be issued on exercise of Conversion Rights (fractions being rounded down to the nearest whole Ordinary Share) and no cash or other adjustment or

payment will be made in respect thereof. However, if with any one Conversion Notice more than one Conversion Bond shall be delivered upon exercise of Conversion Rights where the Ordinary Shares to be issued upon such exercise are to be registered in the same name, the number of Ordinary Shares to be issued upon such exercise will be calculated on the basis of the aggregate principal amount of such Conversion Bonds.

Bondholders are further notified that, in accordance with Condition 7(A)(iii), as a result of the proposed redemption of the Debt Bonds by the Issuer, **the period during which Conversion Rights may be exercised shall end at the close of business on 29 August 2002** (at the place where the relative certificate is deposited for conversion) being the seventh business day in Sydney before the Redemption Date.

Bondholders are informed that, in accordance with Condition 7(D)(i) of the Trust Deed, the Trustee may in its absolute discretion within the period commencing on 30 August 2002 (being the sixth business day in Sydney immediately prior to the Redemption Date) and ending on 6 September 2002 (being the close of business on the business day in Sydney immediately prior to the Redemption Date) elect to apply the principal amount (less an amount of U.S.$0.01 per U.S.$5,000 principal amount retained by the Issuer) of the Debt Bonds due for redemption on such date and in respect of which Conversion Rights in respect of the relative Conversion Bonds have not been exercised in paying up the relative Conversion Bonds in full.

For ease of reference, Condition 7 of Schedule 1 to the Trust Deed (Conversion) is annexed to this Notice. Condition 7 describes the Conversion Rights available to Bondholders, the procedure for Conversion, Adjustments to Conversion Price, Automatic Conversion on Redemption and the Guarantor's Undertakings.

In this Notice "A$" shall be construed as references to the lawful currency of Australia and "U.S.$" shall be construed as references to the lawful currency of the United States of America.

<u>**Information relating to Redemption**</u>

As at 31 July 2002, being the latest practicable date prior to the publication of this Notice, **the closing price of the Ordinary Shares on the Australian Stock Exchange Limited in Sydney was A$0.58 and the aggregate principal amount of the Debt Bonds outstanding was U.S. $98,325,000.**

Accordingly for each U.S. $5,000, a Bondholder electing to convert would receive 1,807 Ordinary Shares having a market value, as at 31 July 2002 of A$1,049 (U.S.$ 572) as at that date.

The last day on which transfers of Debt Bonds to be redeemed may be made pursuant to the provisions of Condition 3 is 23 August 2002.

Cancellation

All Debt Bonds (including the relative Conversion Bonds) redeemed by the Issuer, the Guarantor or any controlled entity of the Guarantor or in respect of which Conversion Rights are exercised will be cancelled and will not be re-issued or resold.

Payment

In accordance with Condition 9 of Schedule 1 to the Trust Deed, all payments of principal by the Issuer or, as the case may be, the Guarantor and payment of the net proceeds of sale of Ordinary Shares pursuant to Condition 7(D) by the Trustee and payments of interest due other than on an Interest Payment Date will be made by transfer to the registered account of the relevant Bondholders or by U.S. dollar cheque drawn on a bank in New York City mailed to the registered address of the relevant Bondholder if it does not have a registered account or if the principal amount of Debt Bonds held by such person is less than U.S. $250,000. **Such payment will only be made upon surrender of the relevant Certificate at the specified office of any of the Agents.** Details of the Agents and their specified offices are given below.

For these purposes a "Bondholder's registered account" means the U.S. dollar account maintained by or on behalf of it with a bank in New York City details of which appear on the register of Bondholders at the close of business on the second business day before the due date for payment, and a Bondholder's "registered address" means its address appearing on the register of Bondholders at that time.

In accordance with Condition 10 of Schedule 1 to the Trust Deed, all payments in respect of the Debt Bonds will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Netherlands or Australia or any authority thereof or therein having power to tax. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

Surrender of Certificates

Where payment is to be made by transfer to a registered account, payment instructions (for value the due date or, if that is not a business day, for value the first following day which is a business day) will be initiated, and, where payment is to be made by cheque, the cheque will be mailed, (i) on the later of the business day on which the relevant Certificate is surrendered

at the specified office of any of the Agents and the business day preceding the due date for payment (in the case of principal and interest due other than on an Interest Payment Date) and (ii) on the business day preceding the due date for payment (in the case of interest due on an Interest Payment Date).

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate or if a cheque mailed in accordance with the Trust Deed arrives or is cleared after the due date for payment.

In this Notice, "business day" means a day on which commercial banks are open for business in New York and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered.

Address of Agents

Principal Agent: Deutsche Bank A.G.
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
Fax: 0207 547 6149

Registrar: Deutsche Bank Trust Company Americas
Four Albany Street
New York
NY 10006
United States of America

Paying, Conversion and Transfer Agents: Deutsche Bank Trust Company Americas
Four Albany Street
New York
NY 10006
United States of America]

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg
Fax: 00 352 473136
Attn: Coupon Collection Dept.

Notice to London Stock Exchange and Trustee

A Regulatory Information Service (as such expression is defined in the UK Listing Rules) has been notified of the proposed redemption of the Debt Bonds in accordance with the requirements of the UK Listing Rules.

In accordance with the Trust Deed, two copies of this notice have been sent to the Trustee.

ANNEXURE TO NOTICE

CONDITION 7 OF SCHEDULE 1 TO THE TRUST DEED

7. CONVERSION

(A) The Conversion Rights

(i) Each Bondholder will have the right (a "Conversion Right") to require the Issuer to redeem Debt Bonds held by that Bondholder at their principal amount and apply the proceeds in paying up in full the relative Conversion Bonds (and in paying to the Guarantor for its own use and account a commission of U.S.$0.01 per U.S.$5,000 principal amount of the Conversion Bonds to be paid up) whereupon the Guarantor will redeem the relevant Conversion Bonds at their principal amount and, on behalf of the relevant Bondholder, apply the proceeds of such redemption in the subscription of fully-paid ordinary shares of par value A$0.50 each in the Guarantor at the Conversion Price (as defined in Condition 7(A)(ii) below) (the "Ordinary Shares"), subject as provided in these Conditions.

(ii) The price at which Ordinary Shares will be subscribed and issued upon conversion (the "Conversion Price") will initially be A$5.40 per Ordinary Share, but will be subject to adjustment in the manner provided in Condition 7(C) and in the Trust Deed.[1]

The number of Ordinary Shares to be issued upon conversion of a Conversion Bond will be determined by dividing the principal amount of the Debt Bond delivered for conversion of the relative Conversion Bond and redeemed (translated into Australian dollars at the fixed rate of A$1.4098 = U.S.$1.00) by the Conversion Price in effect on the Exercise Date (as defined in Condition 7 (B)(ii) below).

(iii) Conversion Rights may be exercised, at the option of a Bondholder, at any time (subject as provided below and subject to any applicable fiscal laws and regulations) during the period (the "Conversion Period") which starts on 23rd May, 1994 and (subject as provided below) ends at the close of business (at

---

[1] Please note that the Conversion Price will now be A$3.90 per Ordinary Share, while it was initially A$5.40 per Ordinary Share, it has subsequently been subject to adjustment pursuant to Condition 7(c) of the Trust Deed.

the place where the Certificate in respect of the Bond and relative Conversion Bond is deposited) on 20th April, 2004 (or, if that is not a business day in Sydney, on the first preceding such day).

If a Debt Bond and relative Conversion Bond is called for redemption by the Issuer under Condition 8(B) or (C), the Conversion Period in respect of the relative Conversion Bond shall end at the close of business (at the place where the relative Certificate is deposited for conversion) on the seventh business day in Sydney before the date fixed for redemption (unless default is made in payment on the date fixed for redemption, in which case the Conversion Period will continue until the earlier of the day on which payment is made to the Bondholder or the day on which the Trustee gives notice that it or the Principal Agent has received payment of the amount due in respect of all Bonds to be redeemed), or, if earlier, 20th April, 2004 (or, if that is not a business day in Sydney, on the first preceding such day), and references to "Conversion Period" shall be construed accordingly.

Conversion Rights may not be exercised where the relevant Conversion Date would otherwise fall during the period commencing on the Record Date in respect of any payment of interest and ending on such Interest Payment Date (both dates inclusive).

(iv) Ordinary Shares issued upon conversion will be registered on the Guarantor's share register as of the relevant Conversion Date (as determined in accordance with Condition 7(B) below) in the name of the Bondholder completing the Conversion Notice (as defined in Condition 7(B) below) or his nominee and will rank *pari passu* in all respects with the fully-paid Ordinary Shares in issue on such Conversion Date save that (except as otherwise provided herein) they will not be entitled to any dividends (including any interim dividends) or other distributions or entitlements declared, paid, made or granted by reference to a record date prior to such Conversion Date. Save as provided in Condition 7(A)(v), no payment or adjustment shall be made upon conversion of any Conversion Bond for interest accrued on the relative Debt Bond since the Interest Payment Date immediately preceding the Conversion Date or, if none, the Closing Date. The Guarantor will at all times so long as any Conversion Bond remains outstanding keep available authorised and unissued Ordinary Shares, free from pre-emptive rights, sufficient to enable all the Conversion Rights and all other rights to Ordinary Shares for the time being outstanding to be satisfied in full.

(v) If any notice requiring the redemption of any Bonds is given pursuant to Condition 8(B) or (C) on or after the fifteenth business day in Sydney prior to the record date in respect of any dividend, distribution or entitlement in respect of the Ordinary Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Debt Bonds (1) which shall have been delivered for conversion of the relative Conversion Bonds and where the relevant Conversion Date falls after such record date and prior to the Record Date in respect of such Interest Payment Date, or (2) in respect of which the election by the Trustee provided for in Condition 7(D) below shall have been made and where the relevant Conversion Date falls after such record date and prior to the Record Date in respect of such Interest Payment Date, in each case from the preceding Interest Payment Date to such Conversion Date. Any such interest shall be paid by the Issuer not later than 14 days after the relevant Conversion Date by U.S. dollar cheque drawn on, or by transfer to, a U.S. dollar account maintained with a bank in New York City in accordance with instructions given by the relevant Bondholder or, in the case of such election by the Trustee, the Trustee.

(B) **Procedure for Conversion**

(i) A Bondholder may exercise Conversion Rights by delivering the Certificate in respect of a Conversion Bond and the relative Debt Bond during normal business hours at the place of the specified office of any Agent on any business day in such place during the Conversion Period, together with a duly completed notice of conversion (a "Conversion Notice") in the then current form obtainable from the specified office of any Agent and making payment of any amounts required to be paid by the Bondholder pursuant to Condition 7(B)(iii). Where such delivery or payment is made outside normal business hours or on a day which is not a business day in Sydney and in the place of the specified office of the relevant Agent, such delivery or payment shall for all purposes be deemed to have been made during normal business hours on the next following such business day. The Exercise Date (as defined in Condition 7(B)(ii)) must fall within the Conversion Period. If the Exercise Date falls outside the Conversion Period, then the purported exercise of Conversion Rights shall be null and void.

(ii) The applicable Conversion Date shall be the first business day in Sydney following the Exercise Date in the case of an exercise of Conversion Rights by

a holder or, in the case of an automatic conversion on redemption pursuant to Condition 7(D) below, the seventh business day in Sydney prior to the relevant redemption date. The Exercise Date shall be the date of whichever shall last occur of the delivery as aforesaid of the relevant Certificate and the duly signed and completed Conversion Notice and the making of all (if any) payments referred to in Condition 7(B)(iii) required to be made by the Bondholder.

(iii) A Bondholder delivering a Certificate and Conversion Notice in exercise of Conversion Rights or, as the case may be, the Trustee making the election provided for in Condition 7(D) below must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in Condition 7(D) below) all taxes and stamp, issue and registration duties (if any) arising on conversion in the jurisdiction where the specified office of the relevant Agent to whom the same are delivered is situated and in the jurisdiction of residence or incorporation of the relevant Bondholder or the Trustee, as the case may be, or in which the Certificate is held or located. The Guarantor will pay all other expenses (including all stamp, issue, capital, registration or similar taxes and duties payable in Australia) arising on exercise of Conversion Rights, including the redemption of the relevant Debt Bond, the payment up and redemption of the relevant Conversion Bond and the subscription and issue of Ordinary Shares, whether pursuant to the exercise of Conversion Rights by a holder or pursuant to the Trustee's election provided for in Condition 7(D) below.

(iv) On the Conversion Date the Issuer will redeem the relevant Debt Bond at its principal amount and will on behalf of the Bondholder apply the proceeds in paying up in full the relative Conversion Bond and in paying to the Guarantor for its own use and account a commission of U.S.$0.01 per U.S.$5,000 principal amount of the Conversion Bonds to be paid up. Pending such application the Issuer shall hold such proceeds on trust for the relevant Bondholder. Without any further action on the part of the Bondholder, the Guarantor will forthwith redeem the relevant Conversion Bond at its principal amount and, on behalf of the relevant Bondholder, apply the proceeds of such redemption in the subscription of Ordinary Shares credited as fully paid as aforesaid. Pending such application the Guarantor will hold such proceeds on trust for the relevant Bondholder. Conversion Bonds may be paid up only in the foregoing manner and no Bondholder shall be entitled to, or under any other liability or obligation to, pay up any amount unpaid thereon.

(v) Certificates for Ordinary Shares issued on exercise of Conversion rights will be despatched free of charge to or the order of the converting Bondholder, in accordance with the instructions contained in the Conversion Notice (subject to any applicable laws or regulations), at the risk of the person entitled thereto within 10 business days in Sydney after the relevant Conversion Date.

(vi) Fractions of an Ordinary Share will not be issued on exercise of Conversion Rights (fractions being rounded down to the nearest whole Ordinary Share) and no cash or other adjustment or payment will be made in respect thereof. However, if with any one Conversion Notice more than one Conversion Bond shall be delivered upon exercise of Conversion Rights where the Ordinary Shares to be issued upon such exercise are to be registered in the same name, the number of Ordinary Shares to be issued upon such exercise will be calculated on the basis of the aggregate principal amount of such Conversion Bonds.

(C) **Adjustments to Conversion Price**

The Conversion Price will be adjusted in the manner provided in the Trust Deed in the following circumstances:

(i) any alteration to the nominal value of the Ordinary Shares as a result of consolidation or subdivision;

(ii) the issue by the Guarantor of Ordinary Shares credited as fully paid to the holders of Ordinary Shares (the "Ordinary Shareholders") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve), other than Ordinary Shares paid up out of profits or reserves (including as aforesaid) and issued in lieu of the whole or any part of a cash dividend which the Ordinary Shareholders would or could otherwise have received, but only to the extent that the Market Value (as defined in the Trust Deed) of such Ordinary Shares does not exceed the amount of such cash dividend or the relevant part thereof;

(iii) the payment or making of any Capital Distribution (as defined below) by the Guarantor to the Ordinary Shareholders (except where and to the extent that the Conversion Price falls to be adjusted under (ii) above);

(iv) the issue by the Guarantor of Ordinary Shares to all or substantially all Ordinary Shareholders as a class by way of rights, or the grant by the Guarantor to all or substantially all Ordinary Shareholders as a class by way of

rights of options, warrants or other rights to subscribe for or purchase any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95% of the Current Market Price (as defined below) per Ordinary Share on the dealing day last preceding the date of announcement of the terms of such issue or grant;

(v) the issue by the Guarantor or by any controlled entity of the Guarantor of any securities (other than, in the case of the Guarantor, Ordinary Shares or options, warrants or other rights to subscribe for or purchase any Ordinary Shares) to all or substantially all Ordinary Shareholders as a class by way of rights or the grant by the Guarantor or by any controlled entity of the Guarantor to all or substantially all Ordinary Shareholders as a class by way of rights of options, warrants or other rights to subscribe for or purchase any securities (other than, in the case of the Guarantor, Ordinary Shares or options, warrants or other rights to subscribe for or purchase any Ordinary Shares);

(vi) the issue (otherwise than as mentioned in (iv) above) by the Guarantor wholly for cash of any Ordinary Shares (other than Ordinary Shares issued on the exercise of any rights of conversion into, or exchange or subscription for, Ordinary Shares), or the grant (otherwise than as mentioned in (iv) above) by the Guarantor, wholly for cash, of options, warrants or other rights to subscribe for or purchase any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95% of the Current Market Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of such issue or grant;

(vii) the issue wholly for cash (otherwise than as mentioned in (iv), (v) or (vi) above) by the Guarantor or by any controlled entity (as defined in Condition 11) of the Guarantor or (at the direction or request of or pursuant to any arrangements with the Guarantor or any of its controlled entities) by any other company, person or entity of any securities (other than the Bonds) which by their terms of issue carry rights of conversion into, or exchange or subscription for, Ordinary Shares to be issued by the Guarantor (or the grant of any such rights in respect of any existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares where the consideration per Ordinary Share receivable by the Guarantor in respect of such conversion, exchange, subscription or redesignation is less than 95% of the Current Market Price per Ordinary Share on the dealing day last preceding the date of announcement of the terms of issue of such securities (or the terms of such

grant), or the modification of the rights of conversion, exchange or subscription attaching to any such securities other than the Bonds (other than in accordance with the terms (including terms as to adjustment) applicable to such securities) so that the consideration per Ordinary Share receivable by the Guarantor in respect of such conversion, exchange or subscription is less than 95% of the Current Market Price per Ordinary Share on the dealing day last preceding the date of the announcement of the proposals for such modification;

(viii) the issue by the Guarantor or any of its controlled entities of any securities in connection with an offer by or on behalf of the Guarantor or any of its controlled entities or (at the direction or request of or pursuant to any arrangements with the Guarantor or any of its controlled entities) any other company, person or entity in connection with which the Ordinary Shareholders generally (meaning for these purposes the holders of at least 60% of the Ordinary Shares in issue at the time such offer is made) are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under (iv) (or would fall to be so adjusted if the relevant issue or grant was at less than 95% of the Current Market Price per Ordinary Share on the relevant dealing day) or (v) above); and

(ix) if the Guarantor (after consultation with the Trustee) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to above in this Condition 7(C) (even if the relevant event or circumstance is specifically excluded from the operation of (i) to (viii) above), the Guarantor shall, at its own expense and acting reasonably, request the Auditors (as defined in the Trust Deed) acting in conjunction with an independent merchant bank of international repute in Sydney, selected by the Guarantor and approved in writing by the Trustee, acting as experts to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect, and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this Condition 7(C)(ix) if the Auditors and such merchant bank are so requested to make such a determination and if the adjustment would result in a reduction in the Conversion Price.

Provided that where the circumstances giving rise to any adjustment pursuant to this Condition 7(C) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price, such modification shall be made to the operation of the adjustment provisions as may be advised by the Auditors to be in their opinion appropriate to give the intended result.

As used above:

"Capital Distribution" means (a) any distribution of assets *in specie* charged or provided for in the accounts for any financial period (whenever paid or made and however described), but excluding a distribution of assets *in specie* in lieu in whole or part of, and to a value not exceeding the whole or such part of, a cash dividend which would not have constituted a Capital Distribution under (b) below (and for these purposes a distribution of assets *in specie* includes without limitation an issue of shares or other securities credited as fully or partly paid up (other than Ordinary Shares credited as fully paid) by way of capitalisation of reserves); (b) any cash dividend or distribution of any kind charged or provided for in the accounts for any financial period (whenever paid or made and however described), or (c) any reduction of any uncalled liability in respect of share capital unless:

(i) and to the extent that it does not, when taken together with any dividend or distribution in cash or any distribution of assets *in specie* or any reduction of any uncalled liability previously made or paid in respect of all periods after 30th June, 1993, exceed an amount equal to the aggregate of the consolidated cumulative net profits less the aggregate of any consolidated net losses (after taxation but including any net realised gains (less any losses) made on the disposal of investments and extraordinary items) attributable to the members of the Guarantor for all periods ending after 30th June, 1993 as shown in or calculated by reference to the audited consolidated accounts of the Guarantor for such periods (provided that consolidated cumulative net profits shall exclude any amount arising as a result of any reduction of share capital, share premium account or capital redemption reserve but, subject thereto, include any profit transferred from any reserve); or

(ii) it would exceed such amount available under (i) above and to the extent that (1) it would exceed such amount, and (2) the rate of that dividend or distribution, together with all other dividends or distributions on the class of capital in question charged or provided for in the accounts for the relevant

period, does not exceed the aggregate rate of dividend or distribution on such class of capital charged or provided for in the accounts of the period immediately preceding the period in question. In computing such rates the value of distributions *in specie* shall be taken into account and such adjustments as are in the opinion of the Auditors appropriate to the circumstances shall be made; or

(iii) it comprises a purchase or redemption of share capital of the Guarantor provided, in the case of purchases of Ordinary Shares by the Guarantor, that the average price (before expenses) on any one day in respect of such purchases does not exceed by more than 5% the opening middle market price quoted for the Ordinary Shares on the Australian Stock Exchange Limited in Sydney at the opening of business either (1) on that date, or (2) where an announcement has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day;

"Current Market Price" means, in respect of an Ordinary Share at a particular date, the average of the bid and offer quotations published by the Australian Stock Exchange Limited in Sydney for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five dealing day period the Ordinary Shares shall have been quoted ex-dividend and during some other part of that period the Ordinary Shares shall have been quoted cum-dividend then:

(i) if the Ordinary Shares to be issued do not rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Australia);

(ii) if the Ordinary Shares to be issued do rank for the dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of Australia);

"dealing day" means a day on which the Australian Stock Exchange Limited in Sydney is open for business; and

"securities" includes, without limitation, shares in the share capital of a company.

On any adjustment, the resultant Conversion Price, if not an integral multiple of one cent, shall be rounded down to the nearest whole cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than 1% of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustments shall be given to Bondholders in accordance with Condition 18 as soon as practicable after the determination thereof.

No adjustment will be made to the Conversion Price:

(a) where Ordinary Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted pursuant to any employees' share scheme (as defined in the Trust Deed); or

(b) where Ordinary Shares are issued (whether to Ordinary Shareholders of the Guarantor or otherwise) pursuant to any shareholders' dividend reinvestment or election plan, interest reinvestment plan or share top-up plan or other like or similar scheme (as defined in the Trust Deed).

The Conversion Price may not be reduced so that, on conversion of Conversion Bonds, Ordinary Shares would fall to be issued at a discount to their par value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Auditors, a modification to the operation of the adjustment provisions is required in order to give the intended commercial result, such modification shall be made to the

operation of the adjustment provisions as may be advised by the Auditors to be in their opinion appropriate to give such intended result.

If any doubt shall arise as to the appropriate adjustment to the Conversion Price, a certificate of the Auditors shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

(D) **Automatic Conversion on Redemption**

(i) The Trust Deed provides that (subject as provided in the Trust Deed and as provided in the final sentence of this Condition 7(D)(i)) the Trustee may, at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the sixth business day in Sydney immediately prior to, and ending at the close of business on the business day in Sydney immediately prior to, the due date for redemption from time to time of any of the Bonds pursuant to Condition 8(B) or (C), elect by notice in writing to the Issuer and the Guarantor to apply the principal amount (less an amount of U.S.$0.01 per U.S.$5,000 principal amount which shall be retained by the Issuer and applied in paying to the Guarantor a commission of U.S.$0.01 per U.S.$5,000 principal amount of the relative Conversion Bonds) of the Debt Bonds due for redemption on such date and in respect of which Conversion Rights in respect of the relative Conversion Bonds have not been exercised ("Unexercised Debt Bonds") in paying up the relative Conversion Bonds in full. In such circumstances the Guarantor will, without any further action, on the part of the Trustee or the holder of such Unexercised Debt Bonds, redeem the relative Conversion Bond at its principal amount and, on behalf of the holders of the Unexercised Debt Bonds, apply the proceeds of such redemption in the subscription of such number of Ordinary Shares as would have been required to be issued if Conversion Rights had been exercised on such seventh business day in Sydney prior to such redemption date, if all necessary consents have been obtained and the Trustee is satisfied or advised by an independent merchant bank of international repute in Sydney appointed by the Trustee that the net proceeds of an immediate sale of the Ordinary Shares arising from such conversion (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, issue or registration duties consequent thereon not payable by the Guarantor) would (when converted into U.S. dollars) be likely to exceed by 5% or more the principal and interest which would otherwise be payable in respect of such Unexercised Debt Bonds.

(ii) Save as provided in Condition 7(A)(v), no interest shall accrue in respect of such Unexercised Debt Bonds from the Interest Payment Date immediately preceding the Conversion Date or, if none, the Closing Date.

(iii) All of the Ordinary Shares issued on such conversion shall be sold by, or on behalf of the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) which are not otherwise payable by the Guarantor as provided in Condition 7(B)(iii) and any costs incurred by the Trustee in connection with the allotment and sale thereof) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Debt Bonds shall be converted by or on behalf of the Trustee into U.S. dollars and shall be held by, or on the behalf of, the Trustee and distributed rateably to the holders of such Unexercised Debt Bonds subject to surrender of the relevant Certificate in respect of such Unexercised Debt Bonds in accordance with Condition 9.

(iv) The Trustee shall have no liability in respect of obtaining any necessary consents, any such sale of Ordinary Shares or the conversion of the net proceeds of sale thereof into U.S. dollars, whether for the timing of any such sale or conversion or the price at which any such Ordinary Shares are sold or the rate at which such net proceeds are converted into U.S. dollars, or the inability to sell any such Ordinary Shares or make such conversion or otherwise.

(E) **Guarantor's Undertakings**

The Trust Deed contains covenants to the effect that, whilst any Conversion Right remains exercisable, the Guarantor will, save with the approval of an Extraordinary Resolution or with the approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(i) at all times keep available for issue free from pre-emptive rights out of its authorised but unissued capital such number of Ordinary Shares as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full;

(ii) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than (a) by the issue of fully paid Ordinary Shares to

the Ordinary Shareholders and other persons entitled thereto or (b) by the issue of Ordinary Shares paid in full out of profits or reserves (in accordance with applicable law) and issued, ignoring fractional entitlements, in lieu of the whole or any part of a cash dividend or (c) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other persons entitled thereto or (d) where Ordinary Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted pursuant to any employees' share scheme or (e) where Ordinary Shares are issued (whether to Ordinary Shareholders or otherwise) pursuant to any shareholders' dividend reinvestment or election plan, interest reinvestment plan or share top-up plan or other like or similar scheme; provided that in the case of (a), (b) or (c) above, the same gives rise (or would, but for the fact that the adjustment would be less than 1% of the Conversion Price then in effect, give rise) to an adjustment of the Conversion Price;

(iii) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this paragraph (iii) shall prevent (a) the issue of any equity share capital pursuant to any scheme or plan, relating to employees, now in existence or which may in the future be approved by the Guarantor in general meeting or (b) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa or (c) any modification of such rights which is not, in the opinion of an independent merchant bank of international repute in Sydney reasonably selected by the Guarantor, approved in writing by the Trustee and acting as an expert, materially prejudicial to the interests of the holders of the Bonds or (d) without prejudice to any rule of law or legislation the conversion of Ordinary Shares into, or the issue of any Ordinary Shares, in uncertificated form (or the conversion of Ordinary Shares in uncertificated form into certificated form) or the amendment of the Articles of Association of the Guarantor to enable title to securities of the Guarantor (including Ordinary Shares) to be evidenced and transferred without a written instrument or any other alteration to the Articles of Association of the Guarantor made in connection with the matters described in this paragraph or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with

under such procedures) or (e) any issue of equity share capital where the issue of such equity share capital results (or would, but for the fact that the adjustment would be less than 1% of the Conversion Price then in effect, result) in an adjustment of the Conversion Price;

(iv) procure that no securities (whether issued by the Guarantor or any of its controlled entities or procured by the Guarantor or any of its controlled entities to be issued) issued without rights to convert into or exchange or subscribe for Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Shares which is less than 95% of the Current Market Price per Ordinary Share at close of business on the dealing day last preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than 1% of the Conversion Price then in effect, give rise) to an adjustment of the Conversion Price and that at no time shall there be in issue Ordinary Shares of differing nominal values;

(v) not making any issue, grant or distribution or take another action if the effect thereof would be that, on the conversion of Bonds, Ordinary Shares would (but for the provisions of Condition 7(C)) have to be issued at a discount;

(vi) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except pursuant to the terms of issue of the relevant share capital or by means of a purchase or redemption of share capital of the Guarantor which would not constitute a Capital Distribution as provided in Condition 7(C) or where the reduction results (or would, but for the fact the adjustment would be less than 1% of the Conversion Price then in effect, result) in an adjustment to the Conversion Price;

(vii) if any offer is made to all (or as nearly as may be practicable all) Ordinary Shareholders (or all (as nearly as may be practicable all) such Ordinary Shareholders other than the offeror and/or any associates of the offeror (within the meaning of Division 2 of Part 1.2 of the Corporations Law in force in the State of New South Wales) or any modification or re-enactment thereof)) to acquire all or a majority of the voting share capital of the Guarantor, or if any person proposes a scheme with regard to such acquisition, give notice of the offeror or scheme to the Bondholders at the same time as any notice thereof is sent to its Ordinary Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified

offices of the Paying and Conversion Agents and, where such an offer or scheme has been recommended by the Board of Directors of the Guarantor, or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer, or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds; and

(viii) at its own expense (a) use all reasonable endeavours to maintain a listing for all the issued Ordinary Shares on the Australian Stock Exchange Limited, (b) use all reasonable endeavours to (i) obtain and maintain a listing for all the Ordinary Shares issued on the exercise of Conversion Rights on the Australian Stock Exchange Limited and (ii) to ensure that such Ordinary Shares will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in and (c), if the Guarantor is unable to obtain and maintain such listings, use all reasonable endeavours to obtain and maintain a listing of all the Ordinary Shares issued on the exercise of the Conversion Rights on any other stock exchanges as the Guarantor may from time to time (with the prior written consent of the Trustee) determine and will forthwith give notice to the Bondholders of the listing or delisting of the Ordinary Shares (as a class) by any stock exchange.

For the purposes of this Condition 7, "equity share capital" means in relation to a company, its issued share capital excluding any part of that capital which neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution.

The Guarantor has agreed in the Trust Deed that, for so long as any of the Bonds or Ordinary Shares issued upon conversion of Conversion Bonds remain outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act of 1933 as amended (the "Securities Act"), if at any time the Guarantor is neither subject to Section 13 or 15(d) under the U.S. Securities Exchange Act of 1934 as amended (the "Exchange Act"), nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, the Guarantor will furnish to any holder of a Bond or an Ordinary Share issued upon conversion of a Conversion Bond or any owner of an interest in either of the Global Bonds, to a prospective purchaser of any thereof designated by any such holder or owner, or to the Trustee for delivery to any such person, the information specified in, and meeting the

requirements of, Rule 144A(d)(4) under the Securities Act upon written request of any such holder or owner.

(F) **Business Day**

In this Condition 7, "business day" in relation to any place means a day on which commercial banks are open for business in such place.